VYNLEADS, INC.

596 Herrons Ferry Road

Suite 302

Rock Hill, SC  29730

telephone: (845) 745-0981

‘CORRESP’

December 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:

Celeste M. Murphy, Legal Branch Chief

Terry French, Accountant Branch Chief

Joshua Shainess, Attorney-Advisor

Re:

Vynleads, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-227499

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Friday, December 7, 2018, at 2:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Pearlman Law Group LLP by calling Brian A. Pearlman, Esq. at (954) 632-4564, his Legal Assistant Ella Chesnutt at (410) 884-3682, or Charles B. Pearlman, Esq. at (954) 980-5949.

Thank you.

Sincerely,

/s/ Alex J. Mannine
Chief Executive Officer